

October 14, 2011

<u>Via Email to Chris Barber</u>
Roger A. Parker
Chairman, Board of Directors
Recovery Energy, Inc.
1515 Wynkoop St., Suite 200
Denver, Colorado 80202

      Re: **Recovery Energy, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed April 29, 2011, as revised September 12, 2011
              File No. 0-54320

Dear Mr. Parker:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/H. Roger Schwall

                H. Roger Schwall
                Assistant Director

cc: Jeffrey M. Knetsch (via e-mail)